UNITED SATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

April 15, 2003
Date of Report (date of earliest event reported)

_____

DIGITAL VIDEO SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

State of Delaware	**0-28472**	**77-0333728**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1731 Technology Drive, Suite 810
San Jose, California
(Address of principal executive offices)

(408) 392-0268
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

       (c) Exhibits

Exhibit No.	Description
99.1	Press Release, dated as of April 15, 2003, entitled "Digital Video Systems, Inc. Announces Results for the Year Ended December 31, 2002 and Restates Previously Reported Revenue for Quarter and Nine Months ended September 30, 2002".

Item 9. Regulation FD Disclosure

In accordance with SEC Release No. 33-8216, the following information, intended to be furnished under "Item 12. Results of Operations and Financial Condition," is instead furnished under "Item 9. Regulation FD Disclosure."

On April 15, 2003, Digital Video Systems, Inc. (the "Company") issued a press release announcing its results for the year ended December 31, 2002 and a restatement of previously reported results for the quarter and nine months ended September 30, 2002. The press release is attached as Exhibit 99.1.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              DIGITAL VIDEO SYSTEMS, INC.
                              By: /s/ Robert Baker
                                     Robert Baker
                                     Chief Financial Officer

Date: April 16, 2003

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release, dated as of April 15, 2003, entitled "Digital Video Systems, Inc. Announces Results for the Year Ended December 31, 2002 and Restates Previously Reported Revenue for Quarter and Nine Months ended September 30, 2002".

EXHIBIT 99.1

Digital Video Systems, Inc. Announces Results for the Year Ended December 31, 2002 and Restates Previously Reported Revenue for Quarter and Nine Months ended September 30, 2002

San Jose, Calif.—Digital Video Systems, Inc. (DVS), a leading manufacturer of DVD loaders and other DVD-based products, today announced that, for the twelve-month period ended December 31, 2002, consolidated net revenues were $157,214,000, compared to $159,871,000 for the year ended December 31, 2001. Consolidated net loss for the year ended December 31, 2002, was $2,991,000 or $0.50 basic and diluted net loss per share, compared to net income of $868,000 or $0.16 basic net income per share and $0.14 diluted net income per share for the year ended December 31, 2001. The results for the year ended December 31, 2002, reflect a downward revision of the third quarter revenue included in the period ended September 30, 2002, although previously reported net income and earnings per share do not change.

Strong demand for the company's DVD loaders continued in the fourth quarter, with unit volume up over 100% on a year-to-year basis. However, a continuing decrease in average selling prices, combined with a shift in product mix, resulted in a revenue decline on a year-to-year basis. Net revenues for the quarter ended December 31, 2002, were $44,032,000, compared to $56,977,000 for the quarter ended December 31, 2001. Consolidated net loss for the quarter ended December 31, 2002, was $2,040,000 or $0.34 basic and diluted net loss per share, compared to the loss of $190,000 or $0.04 basic and diluted net loss per share for the quarter ended December 31, 2001. Reflecting strong acceptance in the market for DVD loaders sold to external player manufacturers who do not have their own loader technology, market share increased to over an estimated 30% in this important segment.

Commenting on the year-end results, DVS CEO Doug Watson said "We doubled unit volume in 2002 and emerged as a big player in our market segment, but this market share gain was at the expense of net margin, which we expect will be in the 2-5% range in 2003. Our plan for improved margins is based on new product introductions and continued cost cutting efforts. We cut our cost of loader components by about 40% over the last two years, a trend we expect to continue, and won't hesitate to change vendors who can't keep up. It is a brutal pricing environment, but high volumes and market share provide a platform and credibility for enhancement of current products and introduction of new products such as the rewritable DVD drive."

Working prototypes of DVD players targeted at the automotive market, and rewritable DVD drives targeted at the computing and audio markets, were shown on March 30th by DVS's majority owned Korean subsidiary, DVS Korea. These new products, which the company hopes to produce later this year, were unveiled at DVS Korea's first Annual Meeting as a public company traded on Korea's KOSDAQ stock market. As previously announced by the company, additional new product activity has also been initiated both in Korea and in the United States with the formation of MobileTouch Korea and MobileTouch USA, wholly owned subsidiaries of DVS Korea and the company, respectively. This development program seeks to optimize the utilization of the emerging new MPEG –4 part 10 video compression in DVD players and mobile wireless products. Although the company does not expect significant revenues from the MobileTouch development effort during the year 2003, the company anticipates that this new standard will result in near-term product opportunities in applications like DVD video, broadband entertainment, and low bandwidth video for mobile handsets and PDAs.

Restatement of Third Quarter Revenues

The restatement of the company's revenues for the quarter ended September 30, 2002, followed analyses undertaken in connection with the company's preparation of its annual report on Form 10-K for the year ended December 31, 2002, and the company's amendment to a Registration Statement on Form S-3, currently under review by the Securities and Exchange Commission. The company determined that certain previously reported sales, primarily between DVS Korea and the company's joint venture in China, should be eliminated from consolidated net revenues since these were intercompany sales. These sales only impacted revenue for the quarter ended September 30, 2002. This revision reduces revenue for the nine months ended September 30, 2002, from $156,380,000 to $113,182,000 and for the three months ended September 30, 2002, from $90,954,000 to $47,756,000. Because of a corresponding reduction in the cost of goods sold account, net income and earnings per share do not change.

In commenting on the revision, DVS CEO Doug Watson said, "This revision is a one quarter event. It has no effect whatsoever on our net income or earnings per share for the periods in question, and actually causes an improvement in our percentage gross margin statistics. The determination to amend our financial statements was made in consultation with our independent auditors, Burr, Pilger & Mayer, LLP, as well as with our internal staff from DVSK Korea and our Chinese joint venture."

The company's operating results and Form 10-K for the year ended December 31, 2002, incorporate the restated financial statements, as filed with the amended Form 10-Q for the quarter ended September 30, 2002. The company's Form 10-K for the year ended December 31, 2002 and the amended Form 10-Q for the quarter ended September 30, 2002, were filed with the Securities and Exchange Commission on April 15, 2003.

	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenue	$157,214,000	$159,871,000
Net (loss) income	(2,991,000)	868,000
Basic net (loss) income per share	(0.50)	0.16
Diluted net (loss) income per share	(0.50)	0.14
Shares used in computing basic net (loss) income per share	5,979,350	5,336,948
Shares used in computing diluted net (loss) income per share	5,979,350	6,146,016

Safe Harbor Statement

The foregoing news release contains forward-looking statements including but not limited to forward-looking statements regarding trends, expected or improved margins or profitability, new product or technology developments and enhancements, cost cutting efforts, product development initiatives related to our MobileTouch subsidiaries, new and emerging technologies and standards, timely introduction of new products, revenue growth and volume of sales, new market and product opportunities, and assumptions underlying the foregoing. Results may vary, perhaps materially, from those contained in the forward-looking statements in this news release. The factors that could cause results to differ and information on the risks and uncertainties related to the company and its business may be found in the company's quarterly and annual reports filed with the Securities and Exchange Commission.